UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71026 / December 9, 2013

Admin. Proc. File No. 3-15517

In the Matter of

ACUNETX, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by AcuNetx, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to AcuNetx, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of AcuNetx, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *AcuNetx, Inc.,* Initial Decision Release No. 510 (Oct. 23, 2013), 107 SEC Docket 9.

INITIAL DECISION RELEASE NO. 510
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15517

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACUNETX, INC., ALLIANCE PHARMACEUTICAL CORP., BBV VIETNAM S.E.A. ACQUISITION CORP., CASH TECHNOLOGIES, INC., CONSPIRACY ENTERTAINMENT HOLDINGS, INC., DEMATCO, INC., and INTERACTIVE SYSTEMS WORLDWIDE, INC.	INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATION BY DEFAULT[1] October 23, 2013

SUMMARY

This Initial Decision revokes the registration of the registered securities of AcuNetx, Inc. (Respondent).[2] The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

---

[1] This action is issued as an initial decision, pursuant to 17 C.F.R. § 201.360, rather than as a default order pursuant to 17 C.F.R. § 201.155. See Alchemy Ventures, Inc., Exchange Act Release No. 70708 (Oct. 17, 2013) ("find[ing] that issuing initial decisions in cases of default is the proper approach going forward"). The Securities and Exchange Commission (Commission) stated that this determination "is based on our resolution of an ambiguity in our rules and a desire to ensure procedural uniformity." Id. at 6. The Commission also noted the Division of Enforcement's (Division) contention that "without an initial decision and resulting finality order, there would be 'uncertainty regarding the judicial enforceability of a hearing officer's order on default.'" Id. at 3. However, in cases like the instant proceeding, authorized pursuant to Section 12(j) of the Securities Exchange Act of 1934, to revoke the registration of an issuer's securities because of its failure to file required periodic reports, "judicial enforceability" is not an issue. When the Commission, or an administrative law judge pursuant to delegated authority, orders the revocation of the registration of the issuer's stock, the registration is revoked, without any action by the issuer. The Division does not have to bring suit in court to enforce it. This contrasts with a proceeding, authorized pursuant to a different provision of the securities laws, in which, for instance, a respondent is ordered to pay a penalty, but does not do so.

[2] Dematco, Inc., and Interactive Systems Worldwide, Inc., remain in the proceeding. The proceeding has ended as to the remaining captioned Respondents. AcuNetx, Inc., Exchange Act Release No. 70710 (A.L.J. Oct. 18, 2013).

I. BACKGROUND

The Commission initiated this proceeding on September 24, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission periodic reports in compliance with the Exchange Act. Respondent was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), on October 9, 2013.[3] To date, it has not filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondent has failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondent is in default, and the undersigned finds that the allegations in the OIP are true as to it. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondent, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

AcuNetx, Inc. (CIK No. 1097575),[4] is a revoked Nevada corporation located in Torrance, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $38,414 for the prior six months. On August 1, 2012, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was dismissed on November 29, 2012. As of September 13, 2013, the company's common stock (symbol "ANTXQ") was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required periodic reports, Respondent violated Exchange Act Section 13(a) and rules thereunder.

IV. SANCTION

Revocation of the registration of the registered securities of Respondent will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded

---

[3] Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of AcuNetx, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[5]

_____

Carol Fox Foelak
Administrative Law Judge

---

[5] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). Alchemy at 5-6.